Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
December 9, 2009
N  E  W  S   R  E  L  E  A  S  E

HELIX BIOPHARMA REPORTS ON 2009 ANNUAL GENERAL
MEETING

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF”) reports that at its Annual General Meeting held today, shareholders approved all of management’s proposals.

Board of Directors

All seven Board members were re-elected as directors, with the Board continuing to be constituted of:

Donald H. Segal, Chairman of the Board and Chief Executive Officer
Kenneth A. Cawkell, Director and Corporate Secretary
John Docherty Director, President and Chief Operating Officer
Thomas Hodgson, Director
Jack Kay, Director
Gordon M. Lickrish, Director
Kazimierz Roszkowski-Śliż, Director

Auditor

KPMG LLP was re-appointed as the Company’s auditor.

By-Law No. 1 (2009)

The shareholders approved the repeal of former By-Law No. 1 and the adoption of new By-law No. 1 (2009) of the Company.  By-law No. 1 (2009) as approved is being filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Corporate Presentation

The slide show portion of the corporate presentation given at the meeting has been posted on the Company’s website at www.helixbiopharma.com.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha-2b.  Helix is listed on the TSX and FSE under the symbol “HBP” and on the OTCQX International Market under the symbol “HXBPF”.

For further information contact:
Investor Relations	Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 814-3510
Email: robert.flamm@russopartnersllc.com	Fax: (619) 955-5318
www.russopartnersllc.com	Email: ian.stone@russopartnersllc.com

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”)  regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies, which assumes, among other things, their ultimate successful commercialization.   Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue, or if not obtained in a timely manner, may result in the Company’s having to discontinue or delay one or more of its product development programs or other initiatives; uncertainty whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized; uncertainty whether clinical trials will proceed as planned or at all, and the risk that clinical trial results may be negative; product liability, insurance and intellectual property risks; research and development risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its contract service providers, licensors, optionees and other collaborators for performance; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical partner for L-DOS47, failing which, the further development and commercialization of L-DOS47 would be adversely affected; the risk that Schering Corporation, the Company’s supplier of interferon alpha-2b for the Company’s Topical Interferon Alpha-2b drug candidate, may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, which would have a negative effect on the further development of the drug candidate and on the Company; changes in business strategy or plans; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov/edgar.shtml.  Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.